Exhibit 99.1

February 17, 2015 08:30 ET

Sphere 3D Provides Business Update in Open Letter to Shareholders

SAN JOSE, CA—(Marketwired - Feb 17, 2015) - Sphere 3D Corporation (NASDAQ: ANY), a virtualization and data management solutions provider, today provided a corporate update through an open letter to shareholders.

To our Shareholders, Partners and Customers,

Last year was a transformational year for us and we closed it out with a bang! We took a giant step forward as a company through bold moves designed to provide a solid foundation from which we can launch our many fantastic new products. We closed out 2014 with strong financial results as compared to our prior results, and have started building momentum for 2015.

For fiscal Q4 2014, we expect to exceed revenue projections with a record US$9.0 million (C$10.44 million) for the quarter. As a result of our commitment to operational efficiency, we worked with Overland management, prior to the completion of our acquisition, to ensure that their targeted US$20 million in annualized operating expense reductions were not only met, but were 15% (US$3 million) ahead of expectations. Our annualized revenue run rate has grown from less than US$4 million in Q1 2014 to over US$36 million in Q4 2014, and we have set our goal for an annualized run rate of over US$160 million in Q4 2015.

The founders of the company anticipated that the evolution of technology would see people connecting to their data through an ever increasing variety of devices operating on a wide array of platforms. Today billions of cloud connected devices utilize many diverse operating systems and multiple versions of those operating systems.

The proliferation of billions of proprietary devices has led to a growing set of problems surrounding software compatibility, security, and support, as well as hardware reliance for functionality. Virtualization technology, whether local or in the cloud, was initially envisioned as the solution, however increasing complexity, lack of compatibility with today’s hardware, unmet performance expectations and cost concerns are creating multiple barriers to adoption for businesses of all sizes.

In addition, with all these new “data creators” now online, we are seeing an incredible data explosion. With data production expected to grow 44 fold between 2009 and 2020, there is enormous pressure on enterprises that are responsible for the storage, protection and management of this unstructured data. Consequently there is a significant market opportunity for us to assist organizations to address these problems and we find ourselves well positioned to do so.

We believe the investments we have made in our proprietary containerization approach to virtualization, distributed hyper-convergence, and scale out data management architectures, are disruptive forces that can challenge the status-quo in IT. Going forward, the tenets of our growth strategy encompass leveraging our 30 years of innovation to deliver leading edge technologies, accelerating adoption of those technologies through our world class distribution and partner ecosystem, and expanding our strategic partnerships to deliver new business models and services.

Evidence of this strategy can be found in some of our recent successes in helping organizations deal with real world problems. I would like to highlight just a few of these since completing the Overland acquisition on December 1, 2014:

•	Earlier this month, we announced that our flagship container platform that virtualizes applications, Glassware 2.0®, was able to solve platform compatibility issues for New Caney ISD, an independent school district in Texas. New Caney is one of the largest deployments of Chromebooks in education, with over 10,000 devices used by students. They were looking for a way to deliver certain Windows-based applications, including graphically intense applications used in their labs, to student Chromebooks - quickly and affordably. Through our unique approach, we were able to deliver where others could not, and future-proofed their device investment at the same time.

•	In healthcare, through our partnership with Novarad, we are delivering Glassware 2.0 on purpose-built appliances for virtualization of medical imaging software, and providing our V3 hyper-converged platform for virtual desktop deployments. This approach allows customers to deploy a 100% virtual workspace versus having to manage both virtual and physical desktops — a relatively common occurrence due to limitations in virtualizing certain types of applications through conventional technologies. Both Glassware and V3 platforms come with simple user interfaces which reduce time spent on managing infrastructure, freeing up more time for delivering critical IT functions to users.

•	In the Managed Service Provider (MSP) segment we are working with Ericsson and are at various stages of proof of concept (POC) and pilot programs with some of North America’s leading telecommunication companies. In conjunction with our partners, we are offering a unique distributed hyper-converged infrastructure and associated management software that enable flexible virtual desktop deployments with unparalleled performance.

•	In the financial services segment, we are helping customers redefine their end-to-end data management infrastructure and provide them multi-tier protection for their distributed enterprise environment. With the combination of our scale-up and scale-out storage portfolio, and with our RDX QuikStor removable storage solutions, customers are enjoying online and off-line data protection coupled with enhanced data mobility that is uniquely possible with Sphere 3D’s versatile data protection offerings.

With over 1.3 billion people around the world utilizing Windows operating systems, we are seeing increased interest in our Glassware containerization technology for Windows applications, and are being asked to assist organizations with everything from converting legacy 16, 32 and 64 bit applications to providing virtual applications for customers that don’t require a complete virtual desktop for their users. We recently announced that we have become a Microsoft® OEM Embedded partner which allows us to better serve our customers and provide them with a simplified Windows licensing schema.

In addition to our customer successes, we are pleased to see a renewed vigor from the Overland partner ecosystem as we begin to introduce new disruptive technologies. We recently announced an expanded relationship with Promark, an Ingram Micro company and one of the world’s largest distributors of IT. Our worldwide network of field representatives are training and supporting additional partners as we ramp up availability of our new technologies. Through this renewed commitment from our channel partners, we have been adding additional listings of Sphere 3D technologies to GSA (US General Services Administration) contracts and will continue to do so throughout the year. At the same time, we are continuing to see stronger commitment and focus from our worldwide OEM partners who continue to thrive and see their businesses grow considerably through the differentiated value proposition of our offerings in their respective markets.

It is truly exciting to see enterprise experience and start-up innovation come together under the same umbrella to usher in a new era of opportunity — opportunity for our 400+ employees, our thousands of partners in over 90 countries, our growing installed base of over 1 million units, and for our shareholders.

We have come a long way since our inception just a few short years ago and have had a very transformative 2014. We have made the transition from research and development to commercial operations, we have bolstered our execution capabilities, and we have expanded our intellectual property portfolio, both organically and through acquisition.

Finally, let me say that it is gratifying to see how our products generate excitement and create new possibilities. Our organization is driven to succeed and although there is still hard work that lies ahead, we are confident 2015 will unlock additional opportunities that will serve to benefit our shareholders, partners and customers.

Thank you for your continued support.

Sincerely,

Eric L. Kelly

CEO and Chairman

Sphere 3D Corporation

About Sphere 3D

Sphere 3D Corporation (NASDAQ: ANY) is a virtualization technology and data management solutions provider with a portfolio of workload-optimized, purpose-built solutions that address the complete IT workspace delivery and management including the data lifecycle continuum from active data to data at rest. Dedicated to continue to lead through innovation, Sphere 3D enables the integration of virtual applications, virtual desktops, and storage into workflow, and allows organizations to deploy a combination of public, private or hybrid cloud strategies. Sphere 3D’s Glassware 2.0® platform delivers virtualization of some of the most demanding applications in the marketplace today, making it easy to move applications from a physical PC or workstation to a virtual environment. Sphere 3D’s V3 hyper-converged infrastructure solutions include one of the industry’s first purpose-built appliances for virtual workspace workloads and the Desktop Cloud Orchestrator™ management software for VDI. Overland Storage and Tandberg Data, wholly-owned subsidiaries of Sphere 3D, provide an integrated range of technologies and services for primary, nearline, offline, and archival data storage that make it easy and cost-effective to manage different tiers of information over the data lifecycle. For more information, visit www.sphere3d.com.

Safe Harbor Statement

This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, any failure of Sphere 3D to secure additional capital to fund operations; changes in the course of Sphere 3D’s business or the business of its wholly-owned subsidiaries, including, without limitation, Overland Storage and Tandberg Data; the rate of customer adoption of our products and technologies; the ability of our newly announced partnerships and alliances to increase our revenue; any increase in Sphere 3D’s cash needs or in expected expenses; possible actions by customers, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in Sphere 3D’s periodic reports contained in our Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and in prior periodic reports filed with the United States Securities and Exchange Commission (www.sec.gov, and risks detailed in the Form F-4/A relating to Sphere 3D’s merger with Overland Storage filed with the SEC. Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Contact Information

•	Media Contact:

Pattie Adams

Director, Global Corporate Communications

+1 408/283-4779

pattie.adams@sphere3d.com

Investor Contact:

MKR Group Inc.

Todd Kehrli or Jim Byers

+1 323/468-2300

any@mkr-group.com